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<u>הסכם שכירות</u>

שנערך ונחתם ביום 31 בחודש מרץ בשנת 2024

בין: [NAME REDACTED], **ח.פ.** *[TAX NUMBER REDACTED]*
[ADDRESS REDACTED]
(להלן: "**המשכירה**")
מצד אחד;

לבין: **ביו הרווסט בע"מ, ח.פ.** *[TAX NUMBER REDACTED]*]
[ADDRESS REDACTED]
(להלן: "**השוכרת**")
מצד שני;

<u>הואיל ו:</u>

א. המשכירה היא החוכרת לדורות ובעלת הזכות להירשם כבעלת הזכויות הבלעדית, במקרקעין שברחוב נחל שניר 9 ביבנה, הידועים[SERIAL NUMBER OF PROPERTY REDACTED] (להלן: "**המקרקעין**") עליהם בנוי מבנה בן 3 קומות (להלן: "**המבנה**");

ב. השוכרת מעוניינת לשכור מהמשכירה את המבנה בשלמותו ("**המושכר**" - כהגדרתו להלן בהסכם זה), בשכירות בלתי מוגנת, והמשכירה מסכימה לכך;

ג. בין הצדדים נחתם מזכר הבנות בקשר עם השכירות, מיום 20.2.2022 ("**מזכר ההבנות**");

ד. ברצון הצדדים להגדיר, להסדיר ולעגן בכתב את זכויותיהם והתחייבויותיהם בקשר עם שכירת המושכר, הכל כמפורט בהסכם שכירות זה להלן;

אי לכך הוצהר, הותנה והוסכם בין הצדדים כדלקמן:

1. **<u>מבוא ופרשנות</u>**

1.1. המבוא והנספחים להסכם זה על הצהרות הצדדים לו מהווים חלק בלתי נפרד ממנו.

1.2. כותרות סעיפי ההסכם הינן לצורך התמצאות ונוחות בלבד, אינן חלק מן ההסכם ולא תשמשנה לצרכי פרשנותו.

1.3. האמור בהסכם בלשון יחיד - אף לשון רבים במשמע ולהפך. האמור בהסכם בלשון זכר - אף לשון נקבה במשמע, ולהפך.

2. **<u>שלילת תחולת חוקי הגנת הדייר</u>**

הצדדים מצהירים בזה, כי ביום תחילתו של חוק הגנת הדייר (הוראות שונות), התשכ"ח-1968, ביום 20 באוגוסט 1968, לא היתה השוכרת זכאית להחזיק במושכר ו/או כי המושכר נתפנה מכל דייר הזכאי להחזיק בו, כי השוכרת לא שילמה למשכירה דמי מפתח או כל תמורה אחרת עבור הסכמתה להשכיר לה את המושכר וכן מוסכם ומוצהר, כי חוק הגנת הדייר נ[וסח משולב] התשל"ב-1972 ו/או כל הוראה בדין שתבוא מכוחו ו/או במקומו ו/או במקום כל חלק ממנו, לא יחולו על השכירות ועל יחסי הצדדים לפי ההסכם.

3. **<u>עסקת השכירות</u>**

המשכירה משכירה לשוכרת את המושכר, כהגדרתו להלן, והשוכרת שוכרת בזאת את המושכר מאת המשכירה, במצבו AS IS כפי שהיה במועד חתימת מזכר ההבנות (ובכפוף לשאר הוראות הסכם זה), לתקופת השכירות, והכל בהתאם ובכפוף לתנאים המפורטים בהסכם זה.

"**המושכר**" – כל אלה:

כל שטח המבנה כדלקמן (כל השטחים שלהלן מחושבים ברוטו וכוללים שטחים ציבוריים בבניין):

3.1. קומת קרקע – בשטח של כ 3,386 מ"ר (ברוטו);

3.2. קומת ביניים – בשטח של כ- 600 מ"ר (ברוטו);

3.3. קומה א' – בשטח של כ- 3,450 מ"ר (ברוטו);

3.4. קומת מרתף – חניה לרכבים – בשטח כולל של כ- 2,891 מ"ר (ברוטו);

סה"כ שטח המושכר הבנוי – כ- 10,327 מ"ר (ברוטו); ידוע לשוכרת כי יחס ברוטו-טו במושכר נקבע על 12%.

3.5. בהיקף המבנה חצר תפעולית לשימוש בלעדי של השוכרת;

3.6. מוסכם במפורש כי בשטח הגג של המושכר ייעשה שימוש על ידי השוכרת רק באישור המשכירה מראש ובכתב, אשר לא תסרב אלא מטעמים סבירים בלבד, ובתנאי כי כל המתקנים אשר יוצבו על פי דין על ידי השוכרת בשטח הגג לא יחרגו מהעומס המרבי המותר בגג בהתאם לאישור קונסטוקרטור ובתנאי נוסף כי המתקנים כאמור יוצבו בהתאם לכל אישור הנדרש (ככל שנדרש) מכל רשות מוסמכת.

4. **<u>הצהרות והתחייבויות הצדדים</u>**

4.1. המשכירה מצהירה ומתחייבת כי: (א) היא החוכרת הבלעדית של המקרקעין, המבנה והמושכר, בחכירה מהוונת שתוקפה עד ליום 10.4.2044; (ב) כי לא הפרה את חוזה החכירה ולא ידוע לה על עילה בגינה עשויה רשות מקרקעי ישראל לבטל את חוזה החכירה והינה מתחייבת להמשיך ולקיים את כל הוראות חוזה החכירה כל עוד הסכם זה בתוקף; (ג) כי זכויותיה במושכר נקיות וחופשיות מכל חוב ו/או שעבוד ו/או משכון ו/או עיקול ו/או צו ו/או תביעה ו/או זכויות צד ג' כלשהן; (ד) כי היא בעלת זכות חזקה ייחודית ובלעדית במושכר וכי אין כל מניעה, חוזית ו/או חוקית למסור את החזקה במושכר לשוכרת במועד תחילת תקופת השכירות ולקיים התחייבויותיה בהתאם להוראות הסכם זה; (ה) כי לא קיימת כל החלטה או צו לפירוק המשכירה או לכינוס נכסיה ולא קיימות תביעות או הליכים משפטיים בעלי השלכות מהותיות על המשך ניהול עסקיה, העומדים ותלויים כנגדה; (ו) כי התקבלה אצלה החלטה כדין אצל האורגנים המוסמכים להתקשר בהסכם זה; (ז) כי לא חלה עליה כל מניעה משפטית או אחרת להתקשר בהסכם שכירות זה; (ח) כי החותם מטעמה על הסכם זה מוסמך לחייבה בחתימתו, וחתימתו – ביחד עם חותמת החברה או שמה המודפס – מחייבים את המשכירה לכל דבר ועניין.

4.2. השוכרת מצהירה ומתחייבת כי:

4.2.1. ראתה ובדקה, לרבות באמצעות מומחים מטעמה, את המקרקעין וסביבתם הסמוכה, את המבנה, המושכר ודרכי הגישה אליו, וכן בדקה את מצבם של המבנה והמושכר נכון למועד חתימת הסכם זה אצל רשויות התכנון והרשות המקומית, ואצל כל גורם אחר כראות עיניה, וכי היא מכירה את מצבם תכנוני, יעודם ושימושים מותרים במושכר, ומאפיינים פיסיים וטכניים של המבנה והמושכר, ומאשרת כי מצאה את המבנה, המושכר והמקרקעין, מתאימים לצרכיה ולמטרותיה וכי בכפוף לנכונות הצהרות המשכירה בהסכם זה וקיום התחייבויותיה היא מוותרת על כל טענת מום ו/או פגם ו/או אי קבלת היתר ו/או רישיון עסק (ככל שנדרש) ו/או אישור ו/או אי התאמה, למעט אי התאמה ו/או פגם ו/או מום מהותיים נסתרים, ו/או אשר היו ידועים למשכירה ולא גולו לה במפורש על ידה. כל ה"נל מבלי לגרוע מקיום התחייבויות המשכירה האמורות בסעיף 10.5 להלן.

4.2.2. היא בקיאה בעסקיה ובתנאים הנדרשים לצורך קבלת כל רישיון ו/או היתר ו/או אישור הנדרש עפ"י כל דין לצורך עשיית שימוש במושכר לטובת מטרת השכירות כהגדרתה להלן, וכי לפני חתימה על הסכם זה, בדקה את התאמת המושכר והמקרקעין לצרכיה ולמטרת השכירות ואת האפשרויות לקבל רישיון ו/או היתרים ו/או אישורים הדרושים להפעלת המושכר לשם מטרת השכירות ומצאה אותם מתאימים לגמרי למטרותיה, וזאת בכפוף ומבלי לגרוע מקיום התחייבויות המשכירה בסעיף 10.5 להלן.

4.2.3. היא מודעת לכך שבמקרקעין ובמבנה יתכן שיהיו משתמשים נוספים במקביל אליה בעתיד, בהתאם להוראות הסכם זה, אולם נכון למועד חתימת הסכם זה – השוכרת הינה השוכר היחידה של כלל שטח המושכר ואין משתמשים נהוספים במקביל אליה בבניין.

4.2.4. התקבלה אצלה החלטה כדין להתקשר בהסכם זה וכי לא חלה עליה כל מניעה משפטית או אחרת מלהתקשר בהסכם שכירות זה.

4.2.5. היא בעלת האמצעים הכספיים לעמוד בכל התחייבויותיה בהתאם להסכם זה, לרבות העמדת הבטוחות המפורטות בו, וכי לא קיימת כל החלטה או צו לפירוק השוכרת או לכינוס נכסיה ולא קיימות תביעות או הליכים משפטיים בעלי השלכות מהותיות על המשך ניהול עסקיה, העומדים ותלויים כנגדה.

4.2.6. ידוע לה, והיא מסכימה ומתחייבת, כי האחריות לקבלת החזקה הפיזית בחלק המושכר המוחזק במועד חתימת הסכם זה על ידי הדייר הקיים (כהגדרתו בהסכם זה להלן), מאת הדייר הקיים לחזקת השוכרת בתחילת תקופת השכירות, חלה על השוכרת. לפיכך השוכרת תהיה אחראית להעברת חלק המושכר המוחזק על ידי הדייר הקיים, על כל המותקן בו והציוד שבו, לחזקת השוכרת ולשוכרת לא תהיה כל טענה בעניין זה כלפי המשכירה. בכפוף לחתימת הסכם משולש בין המשכירה, השוכרת והדייר הקיים, המשכירה מצהירה כי הסכם השכירות בינה לבין הדייר הקיים הגיע לסיום וכי נכון למועד חתימת הסכם זה, אין לדייר הקודם זכות כלשהי במושכר.

5. <u>**מטרת השכירות**</u>

השוכרת שוכרת בזאת את המושכר אך ורק למטרת משרדים, מחקר, פיתוח וייצור, בתחום הביוטק, ייצור מזון, תוספי תזונה ותרופות, והכל בכפוף להוראות כל דין לרבות להוראות תכניות המתאר החלות על המקרקעין והמבנה (לעיל ולהלן: "**מטרת השכירות**"). השוכרת מתחייבת שלא להשתמש במושכר או בכל חלק ממנו לכל מטרה אחרת מלבד מטרת השכירות. השוכרת מתחייבת כי לא תשנה את מטרת השכירות ללא הסכמת המשכירה מראש בכתב, אשר לא תסרב אלא מטעמים סבירים.

6. <u>**העברת זכויות**</u>

6.1. המשכירה רשאית למשכן ו/או לשעבד ו/או להסב ו/או למכור ו/או להשכיר ו/או להחכיר ו/או להעביר את זכויותיה במקרקעין, המבנה והמושכר, וכן את זכויותיה ו/או חובותיה על פי הסכם זה, כולן או מקצתן, וכן לשתף כל גורם או גוף בניהול ו/או בבעלות במבנה ו/או המקרקעין כראות עיניה, ובלבד שמלוא זכויות השוכרת על פי הסכם זה לא יפגעו ולא יוטלו עליה חיובים נוספים כלשהם כתוצאה מכך, והכל באופן שתימצא לנכון, על פי שיקול דעתה הבלעדי והמוחלט.

6.2. השוכרת מתחייבת לא להעביר ו/או להמחות ו/או להסב ו/או למשכן ו/או לשעבד במישרין או בעקיפין את זכויותיה ו/או חובותיה על פי הסכם זה, או כל חלק מהן, בכל צורה ודרך שהיא לכל גורם שהוא, וכן לא להרשות לאחר להשתמש ו/או להחזיק במושכר או כל חלק ממנו כשוכר משנה או בכל דרך אחרת שהיא בניגוד להוראות הסכם זה, בין אם השימוש, הרשות או ההנאה מוגדרים ובין אם לאו, בין בתמורה ובין ללא תמורה.

6.3. למרות האמור בסעיף 6.2 לעיל, מוסכם כי השוכרת תהיה רשאית להשכיר עד 50% מן המושכר בשכירות משנה בכפוף לאישור המשכירה מראש ובכתב את זהות שוכר המשנה. המשכירה לא תסרב לזהות שוכר המשנה כאמור, אלא מטעמים סבירים בלבד שינומקו בכתב. הסכם שכירות המשנה יועבר לעיון המשכירה טרם קבלת אישורה ולשם קבלתו (אולם מבלי שהמשכירה תנהל עליו מו"מ). למרות האמור, אם שכירות המשנה תהיה בתמורה לדמי שכירות משנה הגבוהים מדמי השכירות עפ"י הסכם זה בלמעלה מ-5%, אזי יחלקו הצדדים באופן שווה ביניהם את סכום ההפרש בין דמי השכירות שמשלם שוכר המשנה לבין דמי השכירות שמשלמת השוכרת בתוספת 5%.

6.4. על אף האמור מוסכם כי בכל עת החל מתום 42 חודשי השכירות הראשונים, השוכרת תהיה רשאית להציג בפני המשכירה שוכר חליפי אשר ייכנס בנעליה בהוראות ההסכם במלואן מבלי לבצע שינוי כלשהו בהסכם (למעט סעיף זה, קרי – לשוכר החלופי לא תהא זכות להעביר זכויותיו והתחייבויותיו לפי הסכם זה לשוכר חלופי נוסף). המשכירה לא תסרב להסבת

הזכויות לשוכר חליפי אלא מטעמים סבירים. אי קבלת תגובת המשכירה בדבר אישורה/אי אישורה את זהות השוכר החליפי בתוך 21 ימים מיום קבלת פרטי השוכר החליפי תיחשב כאילו אישרה המשכירה את השוכר החליפי. עם חתימת הסכם השכירות בין המשכירה לשוכר החליפי בנוסח הסכם זה בשינויים המחויבים בלבד, או לחילופין - הסכם הסבה בין המשכירה, השוכרת והשוכר החלופי, במסגרתו יוסבו כל זכויות והתחייבויות השוכרת לפי הסכם זה לשוכר החלופי, יסתיים הסכם השכירות והתחייבויות השוכרת על פיו והמשכירה תשיב לשוכרת תשלומים ששולמו על ידה מראש ביחס לתקופה שלאחר ההחלפה וכן תשיב לה את הבטחונות שנמסרו על ידה.

6.5. בנוסף, השוכרת תהיה רשאית להעביר את מלוא זכויותיה והתחייבויותיה לפי הסכם זה לכל זה נעבר שייווצר כתוצאה מעסקת מיזוג, מכירת פעילות ו/או רה ארגון, ללא צורך בהסכמת המשכירה, אולם במתן הודעה למשכירה ובתנאי כי הנעבר ייכנס בנעלי השוכרת בהסכם כפי שהוא.

7. **<u>תקופת השכירות</u>**

7.1. תקופת השכירות הינה למשך 78 חודשים קלנדריים רצופים החל מיום 1 באפריל 2024, קרי עד ליום 30 בספטמבר 2030 (לעיל להלן: "**תקופת השכירות הראשונה**").

7.2. השוכרת תהיה רשאית להאריך את השכירות לתקופת שכירות נוספת של 60 חודשים נוספים, החל מתום תקופת השכירות הראשונה (לעיל ולהלן: "**התקופה הנוספת**"), וזאת בכפוף להתקיימות כל התנאים המצטברים שלהלן:

7.2.1. השוכרת (1) לא הפרה הסכם זה במהלך תקופת השכירות הראשונה בהפרה יסודית, אשר לא תוקנה לאחר מתן הודעה בכתב על ידי המשכירה בת 30 ימים לפחות; וגם (2) השוכרת לא הפרה הסכם זה בהפרה חוזרת ונשנית ו/או מתמשכת, ובלבד שהמשכירה נתנה בגינה התראה לשוכר.

7.2.2. עד 10 חודשים לפני תום תקופת השכירות הראשונה, מסרה השוכרת למשכירה הודעה בכתב, בדוא"ל, לפיה ברצונה להאריך את השכירות.

7.2.3. כל הוראות ההסכם תחולנה במהלך התקופה הנוספת בשינויים המחוייבים לפי העניין, ובכפוף לאמור בהסכם זה להלן, לרבות ובמיוחד לגבי דמי השכירות.

7.3. השוכרת תהיה רשאית להאריך את השכירות לתקופת שכירות נוספת של 60 חודשים נוספים, החל מתום התקופה הנוספת (לעיל ולהלן: "**התקופה הנוספת השנייה**"), וזאת בכפוף להתקיימות כל התנאים המצטברים שלהלן:

7.3.1. השוכרת (1) לא הפרה הסכם זה במהלך התקופה הנוספת בהפרה יסודית אשר לא תוקנה לאחר מתן הודעה בכתב על ידי המשכירה בת 30 ימים לפחות; וגם (2) השוכרת לא הפרה הסכם זה בהפרה חוזרת ונשנית ו/או מתמשכת, ובלבד שהמשכירה נתנה בגינה התראה לשוכר.

7.3.2. עד 10 חודשים לפי תום התקופה הנוספת, מסרה השוכרת למשכירה הודעה בכתב, בדוא"ל, לפיה ברצונה להאריך את השכירות גם לתקופה הנוספת השניה.

7.3.3. כל הוראות ההסכם תחולנה במהלך התקופה הנוספת השניה בשינויים המחוייבים לפי העניין.

התקופה הנוספת והתקופה הנוספת השניה (אם וככל שתמומשנה) – תיקראנה להלן יחד: "**התקופות הנוספות**". תקופת השכירות הראשונה, ביחד עם התקופות הנוספות (אם וככל שתמומשנה), ייקראו להלן יחד: "**תקופת השכירות**".

7.4. מובהר כי לאחר תום התקופה הנוספת השניה (ככל שתמומש), לא יוארך הסכם זה ללא הסכמה מפורשת ובכתב מצד המשכירה.

8. **<u>דמי השכירות</u>**

8.1. בהסכם זה -

"מדד" - מדד המחירים לצרכן המתפרסם על ידי הלשכה המרכזית לסטטיסטיקה ו/או כל גוף אחר שיבוא במקומה.

" מדד בסיס" - מדד חודש דצמבר 2023 אשר התפרסם ביום 15 בינואר 2024 והינו 105.0 נק' .

"המדד החדש" - המדד הידוע במועד כל תשלום בפועל של כל סכום על פי הסכם זה.

"הפרשי הצמדה למדד" - אם במועד כלשהו על פי הסכם זה יהיה המדד החדש גבוה ממדד הבסיס ישולם אותו הסכום בתוספת הפרשי הצמדה שיהיו הסכום השווה למכפלת הסכום לתשלום בהפרש שבין המדד החדש למדד הבסיס, מחולק במדד הבסיס, בתוספת מע"מ. במקרה של ירידה בגובה המדד החדש לא יחול כל שינוי בדמי השכירות, והם ישולמו בהתאם למדד הבסיס, בהתאם לסכומים הנקובים בהסכם זה.

8.2. דמי השכירות בגין כל חודש שכירות בתקופת השכירות יהיו בסך של *[AMOUNT REDACTED]* בצירוף מע"מ כשיעורו עפ"י הדין)להלן: **"דמי השכירות הבסיסיים"**(, ובכפוף לאמור להלן. דמי השכירות ישולמו מדי חודש, ביום הראשון לכל חודש קלנדרי, בצירוף הפרשי הצמדה למדד, בהעברה בנקאית לחשבונה של המשכירה.

8.3. בגין כל שנת שכירות בתקופת השכירות)לרבות בתקופות הנוספות(, החל מהשנה השניה לתקופת השכירות, דמי השכירות יעלו ב - *[PERCENT REDACTED]* יחסית לסכום דמי השכירות)הכוללים הפרשי הצמדה(אשר שולמו בחודש השכירות האחרון של שנת השכירות הקודמת. הסכום שיתקבל יישא הפרשי הצמדה למדד כאשר מדד הבסיס החדש הוא המדד הידוע בתום שנת השכירות הקודמת)**"מדד הבסיס החדש"**(וחוזר חלילה. לענין הגדרת הפרשי הצמדה למדד דלעיל, יראו החל משנת השכירות השניה ואילך, את מדד הבסיס החדש של כל שנת שכירות) היינו, המדד
הידוע בתום שנת השכירות הקודמת(כמדד הבסיס. העדכון)העלאת דמי השכירות מידי שנה כאמור(לא יחול על תשלומי דמי השכירות בחודשי הגרייס כהגדתם להלן.

בתום כל שנת שכירות החל משנת השכירות השניה, יערכו הצדדים תחשיב חלופי של דמי השכירות, לפיו התוספת בשיעור *[PERCENT REDACTED]* תתווסף לדמי השכירות הבסיסיים)קרי – בהעלאה הראשונה דמי השכירות הבסיסיים יהיו בסך של *[AMOUNT REDACTED]*, בהעלאה השנייה דמי השכירות הבסיסיים יהיו בסך של *[AMOUNT REDACTED]*, בהעלאה השלישית דמי השכירות הבסיסיים יהיו בסך של *[AMOUNT REDACTED]* וכן הלאה(, ודמי השכירות הבסיסיים המעודכנים כאמור יחושבו בצירוף הפרשי הצמדה למדד כהגדרתם בסעיף 8.1 לעיל, היינו, כאשר מדד הבסיס הוא מדד דצמבר
2023. ככל שדמי השכירות על פי תחשיב חליפי זה יהיו נמוכים יותר מדמי השכירות ששולמו בגין השנה החולפת, תשיב המשכירה לשוכרת מחצית מן ההפרש בתוספת מע"מ כדין.

8.4. למרות האמור, בגין החודשים הבאים ("**חודשי הגרייס**") ישולמו דמי שכירות כדלקמן (הסכומים האמורים להלן, של דמי השכירות בחודשי הגרייס, ישולמו בתוספת הפרשי הצמדה למדד):

8.4.1. בגין ארבעה (4) החודשים הראשונים בתקופת השכירות - *[AMOUNT REDACTED]*

8.4.2. בגין החודשים החמישי והשישי של תקופת השכירות - ישולמו דמי שכירות חודשיים בס *[AMOUNT REDACTED]* בגין כל חודש;

8.4.3. בגין החודש השביעי של תקופת השכירות - *[AMOUNT REDACTED]*;

8.4.4. בגין החודשים השמיני והתשיעי של תקופת השכירות - ישולמו דמי שכירות חודשיים בסך *[AMOUNT REDACTED]* בגין כל חודש;

8.4.5. בגין החודש העשירי של תקופת השכירות - *[AMOUNT REDACTED]*;

8.4.6. בגין החודשים האחד עשר (11) עד החמישה עשר (15) של תקופת השכירות – ישולמו דמי שכירות חודשיים בסך *[AMOUNT REDACTED]* בגין כל חודש.

8.4.7. בגין החודש הששה עשר של תקופת השכירות – ישולמו דמי שכירות בסך *[AMOUNT REDACTED]*.

החל מהחודש השבעה עשר של תקופת השכירות – ישולמו דמי השכירות הבסיסיים בתוספת הפרשי הצמדה למדד, ובתוספת *[PERCENT REDACTED]* כאמור בסעיף 8.3 לעיל.

8.5. בגין חודשי הגרייס תישא השוכרת במלוא התשלומים האחרים החלים עליה בגין המושכר עפ"י הסכם זה, לרבות, אך לא רק, ארנונה, חשמל, מים, דמי ניהול (אם יהיו) וכיו"ב.

8.6. לכל סכומי דמי השכירות האמורים בסעיף 8 זה לעיל יתווסף מס ערך מוסף כדין שכנגדם תקבל השוכרת חשבונית מס כדין מהמשכירה. במועד חתימת הסכם זה ומדי שנה תציג המשכירה לשוכר פטור מניכוי מס במקור ואישור על ניהול ספרים תקין.

9. **<u>מסים ותשלומים נוספים</u>**

9.1. במשך כל תקופת השכירות תשלם השוכרת את כל התשלומים ותשלומי החובה מכל סוג שהוא החלים על מחזיק ו/או משתמש בגין המושכר (להבדיל מבעליו של המושכר), העירוניים ו/או הממשלתיים ו/או האחרים, לרבות כל ארנונה, אגרה, היטל, דמי רישוי ורשיונות מכל סוג שהוא, הכל בגין השימוש במושכר, הפעלתו והחזקתו, ולרבות כל תשלום אשר יוטל בקשר עם השכירות כאמור בעתיד ושאינו קיים במועד חתימת הסכם זה ואשר יחול על שוכרים או מחזיקים של נכסים (להבדיל מבעלי המושכר). הוטל תשלום כ"נל בשל שנה שלמה שרק חלק ממנה נמצא בתחום תקופת השכירות, תשלם השוכרת חלק יחסי מן התשלום האמור. אם בעתיד תחזיק השוכרת רק חלק מן המבנה (בהתאם להוראות הסכם זה ובהסכמת המשכירה), תשלם השוכרת את החלק היחסי מן התשלום האמור כך שיבטא את חלקו של המושכר בו היא מחזיקה במבנה, הכל כפי שתקבע המשכירה בהתאם לחישוב שייערך על ידה ויומצא לשוכרת. המשכירה מתחייבת לשלם כל תשלום ו/או היטל ו/או אגרה ו/או מס אשר חלים ו/או יחולו בעתיד על בעלים של נכסים, שאי תשלומו יפגע בזכויות השוכרת עפ"י הסכם זה ו/או עשוי להטיל עליה עלויות נוספות כלשהן.

9.2. אם בעתיד תחזיק השוכרת רק חלק מן המבנה (בהתאם להוראות הסכם זה ובהסכמת המשכירה), תישא השוכרת בעלות חלקה היחסי בהוצאות אחזקת השטחים הציבוריים של המבנה, לרבות לובי המבנה, חצר, חדרי מדרגות, מעליות וכיוצ"ב ותשלם סכום זה למשכיר ו/או לחברת הניהול שתמונה מטעמו לניהול השטחים המשותפים. חלקו היחסי של כל שוכר, לרבות השוכרת בהוצאות ובעלויות ה"נל, ייקבע על ידי המשכירה בהתאם לתחשיב אחיד ביחס לכלל השוכרים במבנה שייערך על ידה ויימסר לכל השוכרים במקרקעין. ידוע לשוכרת והיא מסכימה, כי יתכן שהמשכירה תבחר, על פי שיקול דעתה היחיד והבלעדי, להעביר את ניהול השטחים המשותפים במבנה ובמקרקעין לידי חברת ניהול חיצונית, בין שהיא קשורה למשכירה ובין אם לאו (להלן: "**חברת הניהול**"). עם זאת מובהר כי כל עוד השוכרת שוכרת את כלל השטח המבנה, אזי העברת ניהול השטחים המשותפים לידי חברת הניהול כאמור תעשה בתיאום ובהסכמה עם השוכר (שלא יסרב אלא מנימוקים סבירים ועניינים). במקרה זה מתחייבת השוכרת לחתום עם חברת הניהול על הסכם ניהול בנוסח מקובל בתעשיה באיזורים דומים, ולקיים את כל חיוביה על פי הסכם הניהול, לרבות תשלום דמי ניהול כפי שייקבע על ידי חברת הניהול והמשכירה, ושיהיו מבוססים על הוצאות ההחזקה בפועל של המבנה והמקרקעין, בתוספת מרווח מקובל בבנינים דומים באיזור (cost +). ידוע לשוכרת והיא מסכימה, כי הפרת הסכם הניהול על ידה תהווה גם הפרה על ידה של הסכם זה.

9.3. השוכרת מתחייבת להודיע בכתב לעירייה ולשאר הגופים הנוגעים לעניין, על שכירתה את המושכר, ותפעל לכך שכל חשבונות המים ו/או הטלפון ו/או החשמל ו/או הארנונה יוצאו ישירות לשוכרת וישולמו על ידה (ככל שהדבר יתאפשר מבחינת הרשויות הרלוונטיות). בתום תקופת השכירות ואילך תחזיר השוכרת את אותם החשבונות לשם המשכירה. לצורך ביצוע האמור בס"ק זה, מתחייבת השוכרת לחתום על כל טופס ו/או בקשה סביר ומקובל כלפי הגורמים ה"נל, ככל שיידרש.

9.4. השוכרת מתחייבת להציג בפני המשכירה מפעם לפעם על פי דרישתה של המשכירה את כל הקבלות ו/או האישורים המעידים כי אכן שולמו על ידה כל התשלומים החלים עליה על פי הסכם זה, וזאת תוך 7 ימי עסקים מקבלת דרישה בכתב כאמור.

9.5. במקרה וצד להסכם לא ישלם איזה מהתשלומים החלים עליו על פי הסכם זה (להלן: "**הצד החייב**"), רשאי הצד השני להסכם (להלן: "**הצד המשלם**"), אך לא חייב, לשלם במקום הצד החייב את התשלום האמור ועל הצד החייב יהיה להחזיר לצד המשלם כל סכום שישולם על ידו כאמור, מיד לפי דרישתו הראשונה בצירוף אסמכתאות, בתוספת 10% מן הסכום, בצירוף ריבית פיגורים, ובצירוף מע"מ על כל ה"נל, ובלבד שהצד המשלם נתן לצד החייב התראה של 14 ימים מראש ובכתב על כוונתו לעשות כן והצד החייב לא שילם את התשלום נשוא ההודעה בתוך פרק זמן זה. חשבונות הצד המשלם לעניין התשלום כאמור יהוו הוכחה לנכונותו.

בהסכם זה "**ריבית פיגורים**", משמעה ריבית הפיגורים בשיעור הגבוה בבנק לאומי לישראל בע"מ בגין משיכת יתר חריגה ממסגרת האשראי, בעד כל יום של איחור או חלק ממנו בביצוע כל תשלום ו/או הוצאה, כמפורט בהסכם זה להלן.

9.6. ככל שניתן יהיה לקבל הקלות בתשלומי ארנונה בגין תקופת התאמת המושכר על ידי השוכרת, ו/או בגין פעילות השוכרת, יטופל הנושא על ידי השוכרת, ועל חשבונה ואחריותה, אך תוך שיתוף פעולה מצד המשכירה.

10. **<u>היתרים ורשיונות</u>**

10.1. השוכרת בלבד תהיה אחראית לקבלת ההיתרים והרשיונות הדרושים לה לפי כל דין לניהול עסקה במושכר ולקיומם בתוקף, הכל על חשבונה ועל אחריותה הבלעדיים, אולם בכפוף לקיום התחייבויות המשכירה כאמור בסעיף 10.5 להלן. כל האמור בהסכם זה וכן כל מעשה, אישור או הסכמה מטעם המשכירה לא יחשב בכל תנאי כהרשאה של המשכירה לשוכרת להשתמש במושכר ו/או לנהל בו עסקים ללא היתר ו/או חריגה ממנו ו/או שימוש בו בניגוד לכל דין. השוכרת מאשרת כי לא קיבלה מהמשכירה כל מצג לגבי השימושים המותרים במושכר ו/או ההיתרים ו/או הרישיונות הנדרשים על מנת להפעיל את עסקה של השוכרת או כל עסק אחר במושכר.

10.2. המשכירה לא תישא באחריות אזרחית ו/או פלילית לכל מקרה של ביצוע עבירות ו/או הפרות חוק במושכר למעט אם המעשה או המחדל נעשה על ידי המשכירה והוא באחריותה על פי הסכם זה (לרבות אחריותה לפי סעיף 10.5 להלן). ככל שיוטל על המשכירה תשלום כלשהו, לרבות היטל השבחה בגין שימוש חורג, קנס ו/או עונש שיוטל בגין ניהול העסק של השוכרת ו/או השימוש במושכר על ידי השוכרת ו/או עובדיה ו/או שלוחיה ו/או לקוחותיה ללא היתר או תוך חריגה מהיתר, או בניגוד לתב"ע, ו/או מכל סיבה אחרת שאינה נובעת ממעשה או מחדל של המשכירה שיש בהם משום מהפרת התחייבויותיה של המשכירה בהסכם זה, תשלם השוכרת את התשלום ה"נל ו/או תשפה את המשכירה בגין כך, מיד עם דרישה ראשונה, לרבות בגין כל הוצאה ו/או נזק שייגרמו למשכירה כתוצאה מכך.

10.3. אי השגת רשיון ו/או היתר כלשהו הדרוש לשוכרת לניהול עסקה במושכר, או ביטולו של רשיון ו/או היתר כאמור לא תשחרר את השוכרת מהתחייבות כלשהיא מהתחייבויותיה על פי הסכם זה ובלבד שמקור המניעה אינו נובע ממעשה או מחדל של המשכירה שיש בהם משום הפרת התחייבויות המשכירה עפ"י הסכם זה. אי שימוש במושכר במועד תחילת השכירות ו/או הפסקת השימוש בו, עקב אי השגת כל רשיון, אישור או היתר, על ידי השוכרת, שאינו נובע ממעשה או מחדל של המשכירה שיש בהם משום הפרת התחייבויות המשכירה עפ"י הסכם זה, לא יגרע מהתחייבויות השוכרת לשלם למשכירה את דמי שכירות, לשלם דמי ניהול וכל תשלום אחר שעל השוכרת לשלם על פי הסכם זה. השוכרת מוותרת בזאת על כל טענה של סיכול, צידוק, או כל טענה אחרת בקשר לאי השגת רשיון או אישור או שלילתם או ביטולם כאמור, אלא אם הטענה נובעת ממעשה או מחדל של המשכירה שיש בהם משום הפרת התחייבויות המשכירה עפ"י הסכם זה.

10.4. השוכרת מתחייבת בזה להמציא מפעם לפעם למשכירה כל אישור ו/או רישיון ו/או היתר בנוגע לפעילותה, לרבות אך לא רק, רישיון עסק (ככל שנדרש), אישורי כיבוי אש, בטיחות, אישורי ביטוח וכד', ככל שתידרש ע"י המשכירה ו/או חברת הביטוח של המשכירה וזאת בתוך 7 ימים מיום קבלת דרישה בכתב כאמור.

10.5. ידוע לצדדים שבמושכר קיימות שתי חריגות בניה מן התקופה שטרם רכישת המושכר על ידי המשכירה. המשכירה תהיה אחראית להסדיר על חשבונה ועל אחריותה הבלעדית את קבלת ההיתר בגין מאגר המים והמעלון (וכן בגין כל חריגה אחרת מן התקופה שטרם רכישת המושכר על ידי המשכירה, אם וככל שקיימת במועד חתימת הסכם זה, אם יהיה בחריגה כאמור כדי למנוע מהשוכרת את היכולת לקבל רישיון עסק לפעילותה של השוכרת במושכר. לגבי המעלון מוסכם בנוסף כי ההסדרה תהיה, במקרה הצורך, גם על דרך הסרתו על ידי המשכירה ועל חשבונה, וכי לשוכרת לא תהיה כל טענה בהקשר זה. מוסכם במפורש כי חיוב המשכירה להסדרה כאמור בסעיף זה יחול רק אם היעדר ההסדרה הוא שמונע את קבלת רישיון עסק לניהול עסקה של השוכרת במושכר.

10.6. עוד ידוע לשוכרת והיא מסכימה כי הדייר הקיים במושכר (חברת אנלייבקס תרפויטיקס מו"פ בע"מ – לעיל ולהלן: "**הדייר הקיים**"), ביצע עבודות במושכר ולא תהא למשכירה התחייבות להסדרת עבודות אלו אשר בוצעו על ידי הדייר הקיים, אם וככל שנדרש להסדירן ("**חריגות**

הדייר הקיים"). המשכירה אינה נותנת כל מצג ו/או התחייבות בכל הנוגע לחריגות הדייר הקיים ולא תהיה לה כל אחריות בעניין זה. חריגות הדייר הקיים, ככל שקיימות, הסדרתן במידת הצורך או אי הסדרתן לא ישחררו את השוכרת מכל חיוב על פי הסכם זה. עם זאת, ככל שתידרש לכך, המשכירה תנקוט את כל האמצעים הסבירים בנסיבות העניין על מנת לפעול אל מול הדייר הקיים לשם הסדרת חריגות הדייר הקיים ובמידת הצורך - לסייע לדייר הקיים להסדיר את חריגות הדייר הקיים, והכל - ובלבד שהדבר לא יטיל עליה התחייבויות כספיות.

11. **<u>החזקת המושכר ושימוש בו</u>**

11.1. השוכרת מקבלת את המושכר לידיה במצבו as is ולאחר שבדקה אותו, לרבות באמצעות מומחים מטעמה, ולאחר שקיבלה לידיה דוח בדיקה של חברת "בדק בית", שנעשה ביוזמתה ועל חשבונה. לפיכך, ובשים לב בין היתר לתקופת השכירות הארוכה ובכפוף לביצוע התחייבויות המשכירה כאמור בסעיף 10.5 לעיל, מלוא אחזקת ותחזוקת המושכר, על כל חלקיו, מערכותיו והיבטיו, יהיו באחריות ויבוצעו על ידי, השוכרת, ועל חשבונה. למרות האמור מוסכם כי אם בעתיד השוכרת תשכור רק חלק מן המושכר, האמור בסעיף זה יחול רק ביחס לאותו חלק אותו תשכור השוכרת.

11.2. מבלי לגרוע מכלליות האמור לעיל, השוכרת מתחייבת להחזיק את המושכר על כל מערכותיו במצב כפי שקיבלה אותו מהמשכירה ו/או מהדייר הקיים, ולבצע, על חשבונה ועל אחריותה, את כל התיקונים ועבודות התחזוקה במושכר, של כל פגם, קילקול או תקלה מהותיים, קיימים או שיתגלו בעתיד במבנה, במקרקעין או במושכר, יהיה מקורם אשר יהיה. כמו כן מובהר כי במקרה בו מקור התקלה הינו במעשה ו/או מחדל של המשכירה ו/או מי מטעמה לאחר תחילת השכירות, תהיה המשכירה אחראית לתיקון הנזק והינה מתחייבת לעשות כן בתוך פרק זמן סביר בהתאם לנסיבות.

11.3. מבלי לגרוע מן האמור לעיל, השוכרת מתחייבת לשפץ ולתקן על חשבונה, בצורה נאותה ובהתאם לכל תקן רלבנטי, את כל הליקויים המפורטים תחת סעיפים 2, 4, 6 ו-9 בעמ' 222 לדוח חברת "בדק בית" מיום 6.1.2024, המצורף להסכם זה כ**<u>נספח 11.3</u>** (ובפירוט בגוף הדוח המתייחס לסעיפים אלה). המשכירה תהיה רשאית ללוות את השיפוץ, וכן את כל עבודות ההתאמה, השיפוץ, השינויים, התוספות והתיקונים, אשר תבצע השוכרת במושכר עפ"י הסכם זה ו/או במהלך תקופת השכירות, ע"י מהנדס מטעמה (על חשבונה של המשכירה), אשר יקבל גישה חופשית למושכר, לתכניות ולכל בעלי המלאכה והיועצים אשר יהיו מעורבים בעבודות, אולם מבלי שיהיה בכך כדי להפריע לשוכרת לבצע את העבודות ומבלי שתהיה לו סמכות לעצור את ביצוע העבודות, אלא במקרה של בעיות בטיחות, או חריגה מהיתר הבניה ו/או חריגה מתקן ככל שקיים ונדרש) ותוך פירוט הסיבה הנטענת.

11.4. מבלי לגרוע מחיובי השוכרת האמורים לעיל, השוכרת מתחייבת להשתמש במושכר ובמערכותיו במשנה זהירות. השוכרת מתחייבת כי כל אימת שתבקש להציב על גבי ריצפת המושכר משקלים ו/או מטענים (על ידה או על ידי מי מטעמה, לרבות עובדים ו/או לקוחות ו/או ספקים) שעלולים להיות בעלי משקל חריג ו/או המעמיד בסכנה את המבנה, היא תקבל ייעוץ מקצועי מאת בעל מקצוע מתאים. בכל מקרה, ומבלי לגרוע מן האמור, מתחייבת השוכרת להימנע מהעמסה על ריצפות המושכר של משקל העולה על 1,450 ק"ג ל-1 מ"ר באולם הייצור שבקומת הקרקע; על 450 ק"ג ל-1 מ"ר באולם הייצור של קומה א' (אלא אם השוכרת ביצעה חיזוקים לרצפה באיזורים בהם נדרש עומס גבוה יותר וקיבלה את אישור הקונסטרוקטור לחיזוקים האמורים (שיועבר לעיון המשכירה לפחות 14 ימים לפני ביצוע החיזוק), שאז תהיה השוכרת רשאית להציב משקל העולה על המשקל הנקוב לעיל) של המבנה. בכל שאר שטחי המבנה יהיו העומסים בהתאם לקביעת מהנדס בכתב. באחריות השוכרת ליידע את כל עובדיה ו/או עובדים מטעמה לרבות קבלנים ו/או ספקים ו/או אורחים בכל הקשור לעמוס המקסימלי האמור, ולנקוט בכל האמצעים הנדרשים לצורך יידוע הגורמים ה"נל לרבות באמצעות שילוט מתאימים. ידוע לשוכרת כי העומסים ה"נל מתייחסים למצב טרם עבודות והתקנות שביצע הדייר הקיים, לרבות תליות והתקנות בתיקרת קומת הקרקע במבנה, ולפיכך בקיום חיוביה לפי סעיף זה היא תתייחס למצב כפי שהוא כולל התקנות ועבודות הדייר הקיים כאמור.

11.5. החזקת המושכר, תחזוקתו וביצוע כל התיקונים בו יבוצעו על ידי השוכרת באמצעות בעלי מקצוע מוסמכים ומיומנים. כל קלקול או נזק כאמור יתוקנו תוך זמן סביר על ידי השוכרת, על חשבונה ולאחר שדיווחה על כל קלקול או נזק מהותי למשכירה. במקרה של קלקול או נזק שתיקונם אינו סובל דיחוי עד מסירת הדיווח למשכירה, תתקן השוכרת את הטעון תיקון ותדווח למשכירה מיד לאחר מכן. ככל שתמונה למבנה חברת ניהול, ייעשה כל תיקון גם בתיאום ותוך דיווח לחברת הניהול, ובהתאם להנחיותיה הסבירות. כל תיקון או עבודה

שיבוצעו על ידי השוכרת במושכר ייעשו תוך התחשבות מלאה במשכירה ובשוכרים אחרים במקרקעין (אם יהיו) וכל צד שלישי רלוונטי.

11.6. ככל שצד להסכם (להלן: "**הצד החייב**") לא יתקן תוך זמן סביר כל נזק או קלקול במושכר אשר באחריותו לתקן בהתאם להוראות הסכם זה, יהיה הצד השני להסכם (להלן: "**הצד המתקן**") רשאי אך לא חייב, לתקנם על חשבונו בתיאום מלא עם הצד החייב, והצד החייב יישא בכל הוצאות התיקונים שיבצע הצד המתקן, וישלם סכום זה לצד המתקן כנגד הצגת אסמכתאות, בתוספת 10% ממנו, וכן בצירוף ריבית פיגורים ובצירוף מע"מ על כל ה"נל, תוך 7 ימים מיום שנמסר לו החשבון ו/או פירוט ההוצאות שהוצאו בקשר עם ביצוע התיקונים ה"נל.

11.7. השוכרת מתחייבת להשתמש לשם כניסה ויציאה מהמקרקעין ו/או לשם גישה למושכר אך ורק בדרכי הגישה הקבועות. השוכרת מתחייבת להחנות כל רכב וכלי הובלה או עבודה אך ורק במקומות המיועדים לכך. השוכרת מתחייבת כי כל כלי רכב, כלי הובלה או כלי עבודה אשר יופעלו על ידה במקרקעין, יופעלו בכפוף לכל דין, על ידי מי שמוסמך לכך, ותוך ציות לכל הוראות הבטיחות הרלבנטיות.

11.8. השוכרת מתחייבת שלא להפריע ולא לפגוע בסדר הטוב, בניקיון וביחסי השכנות הטובה במבנה ובמקרקעין (ככל שיהיו שוכרים אחרים במבנה), ותנהל את עסקה במושכר תוך הקפדה על ההוראות והנהלים שיקבעו על ידי המשכירה וחברת הניהול (אם תהיה).

11.9. מובהר כי המשכירה לא תהא אחראית לשמירת ו/או אבטחת המושכר ו/או תכולתו והאחריות בעניין זה מוטלת על השוכרת בלבד, והשוכרת לא תטען כל טענה ו/או תתבע כל תביעה בעניין זה מאת המשכירה ו/או חברת הניהול. מבלי לגרוע מהאמור לעיל, תהא השוכרת רשאית לקבל שירותי אבטחה ושמירה מכל חברה הרשאית להעניק שירותים אלה על פי הדין, ובלבד שהדבר ייעשה בתיאום עם המשכירה או חברת הניהול.

11.10. בכפוף לתיאום מראש, השוכרת תאפשר למשכירה ו/או חברת הניהול ו/או למי מטעמן להיכנס למושכר בכל עת וזמן סבירים ובהתאם לנהלי הכניסה של השוכרת למושכר, כדי לבדוק את המושכר ו/או כדי לבצע בו או דרכו עבודות ותיקונים מכל מין וסוג שהוא לרבות מתן גישה נוחה לכל המתקנים הרלבנטיים לצורך טיפול ו/או תחזוקה, כאשר המשכירה תתאם את המועדים מראש עם השוכרת ותבצע את בטיפול או התחזוקהככל שניתן, תוך פגיעה מינימלית בפעילות השוכר היומיומית. אין באמור בסעיף זה כדי להטיל על המשכירה ו/או חברת הניהול חובה לבצע כל פעולה שהיא שאינה מוטלת עליהם בהתאם להוראות הסכם זה ו/או תהיה מוטלת עליהם בהתאם להוראות הסכם הניהול, ככל שיהיה.

למרות האמור לעיל, במקרי קיצון ו ו/או מקרה חירום, שאינם מאפשרים תיאום, תאפשר השוכרת למשכירה ו/או למי מטעמה, גישה מיידית וללא למושכר, תוך יידוע השוכרת.

11.11. ידוע לשוכרת כי השימוש בחניות הנכללות במושכר הינו מתן רשות להחניית כלי רכב בלבד (אולם בכפוף לדין, תינתן לשוכרת זכות להעמיד בחניות ציוד של השוכרת, אשר משמש אותה לצרכיה התפעוליים), וכי החנית כלי הרכב במושכר על כל חלקיו הינה על אחריותם הבלעדית של השוכרת ו/או בעל הרכב ו/או הנהג. מבלי לגרוע מן האמור, ככל שבמקרקעין יהיו משתמשים נוספים פרט לשוכרת, השימוש בחניון התת קרקעי שבמקרקעין ו/או בחניות אחרות שבמקרקעין, ייעשה בכפוף ובהתאם להוראות, הנחיות ונוהלי שימוש אשר ייקבעו בלעדית על ידי המשכירה ו/או חברת הניהול (אם תהיה) על פי שיקול דעתן המקצועי והסביר.

11.12. השוכרת תהיה רשאית להשתמש במערכת המים הקיימת במושכר ולהתאימה לצרכיה, על חשבונה, באחריותה, וככל ויהיו שוכרים נוספים בבניין, אזי הדבר לא ייפגע בתשתית המים הקיימת ו/או בלחץ המים המגיע ליתר שטחי המקרקעין.

11.13. השוכרת תהיה רשאית לבצע, על חשבונה של השוכרת, הגדלה של קיבולת החשמל במושכר, לרבות שינויים בכלל המערכות הקשורות לכך כגון לוחות חשמל, החלפת שנאים והתאמות למניעת קרינה, וכו'. במידה והגדלת קיבולת החשמל תהא מעל ל-1800 אמפר, אזי כל העבודות לצורך הגדלת קיבולת החשמל כאמור מעבר ל-1800 אמפר תעשה בכפוף לקבלת אישור מראש של המשכירה, אשר לא תסרב אלא מטעמים סבירים, ובכפוף לקבלת כל האישורים וההיתרים הנדרשים עפ"י כל דין, ע"י בעלי מקצוע מיומנים ומורשים כדין, ובהתאם לכל הדרישות המקצועיות, הבטיחותיות והאחרות הנוגעות לעניין. ידוע לשוכרת כי קיבולת החשמל במושכר היא 1,300 אמפר, וכי למיטב ידיעת המשכירה (ובלי שהדבר יהווה מצג מצידה) הדייר הקיים ביצע הכנות להגדלת הקיבולת ל-1,800 אמפר.

12. **שילוט**

12.1. השוכרת תהא רשאית להתקין כל שילוט על המושכר ו/או המבנה ו/או על גגותיו ו/או בתחומי המקרקעין ובסביבתם תוך תיאום עם המשכירה ביחס למיקום השילוט.

12.2. השוכרת תתקין את השילוט במיומנות ובמקצועיות על חשבונה ועל אחריותה הבלעדית והיא תהיה אחראית להחזקתו במשך כל תקופת השכירות וכן תהיה אחראית לקבל כל אישור ו/או היתר הנדרש עפ"י דין לצורך התקנתו, לכל תשלום אגרה, מס, היטל מכל סוג שהוא בגינו, וכן לביטוחו.

התבלה השילוט שהותקן על ידי השוכרת כאמור, או שנוצר הצורך לבצע בו תיקון, שינוי, או תחזוקה, רשאית המשכירה להורות לשוכרת לבצע כל פעולה כאמור והשוכרת תבצע את התיקון או תסיר את השילוט, ואם לא עשתה כן השוכרת ויתברר כי הדבר הכרחי שכן הוא מהווה סכנה בטיחותית, רשאית המשכירה, אך לא חייבת, לבצע התיקונים כאמור על חשבון השוכרת.

12.3. למרות האמור לעיל, וככל שיהיו במקרקעין שוכרים או משתמשים נוספים, המשכירה רשאית להחליט כי הטיפול בהתקנת ובתחזוקת השילוט במבנה יבוצע במרוכז על ידי המשכירה ו/או באמצעות חברת הניהול. במקרה כזה ביצוע והתקנת כל השלטים במבנה לרבות שלטי השוכרת יבוצעו על ידי חברת הניהול, והשוכרת מתחייב לשלם למשכירה או לחברת הניהול את הוצאות התחזוקה של השלטים הנוגעים לה במסגרת הוצאות הניהול.

13. **תוספות, התאמות ושינויים במושכר**

13.1. השוכרת תהיה רשאית לבצע על חשבונה התאמות ושיפורים במושכר. לפני וכתנאי מוקדם לביצוע התאמות, שינויים, תוספות ובניה במושכר (כל ה"נל או כל חלק מהם, להלן למען הנוחות: "**התאמות**"), השוכרת תציג למשכירה את תכניות ההתאמות כפי שתוכננו על ידי מתכננים מטעמה, וביצוע ההתאמות יהיה כפוף לקבלת אישור המשכירה בכתב, כאשר המשכירה לא תתנגד להתאמות ושינויים סבירים, שאינם פוגעים בבטיחות המבנה. בכל מקרה, כל התאמה הכרוכה בשינוי או תוספת המחוברים למושכר בחיבור של קבע, לרבות אך לא רק, שינויים חזותיים ו/או כאלה הדורשים אישור הרשויות, ייעשו רק בכפוף ובהתאם להיתר בניה כדין (ככל ונדרש) ולכל שאר הוראות הדין הרלבנטיות.

13.2. מבלי לגרוע מן האמור לעיל, אם השוכרת תהיה מעוניינת לבצע בניה במושכר הכרוכה בניצול יתרת זכויות הבניה הקיימות במקרקעין, תחולנה ההוראות הבאות:

13.2.1. השוכרת תציג את תכניות הבניה ומפרטי הבניה לאישור המשכירה, לרבות באמצעות המתכננים מטעם השוכרת. הצגת התכניות והמפרטים תיעשה בהתחשב בלוח זמנים שיאפשר למשכירה פרק זמן של 90 ימים לכל היותר (כאשר המשכירה תעשה מאמצים סבירים לנסות לקצר מועד זה) לבחינת התכניות והמפרטים, ולהעברת התייחסותה אליהן.

13.2.2. הבנייה הנוספת תהא כפופה לאישור מראש ובכתב של המשכירה (לרבות לתכנון המוצע).

13.2.3. הבניה תבוצע רק בכפוף לקבלת ובהתאם להיתר בניה כדין, ולכל דרישות ותנאי הרשויות לבניה. במידת הצורך – תסייע המשכירה לשוכרת במידה סבירה בקבלת היתר הבנייה ו/או היתר השינויים לצורך ביצוע הבניה, ובלבד שלא תוטל עליה חבות כספית כתוצאה מכך.

13.2.4. הבניה תבוצע על ידי קבלן רשום ומורשה לביצוע העבודות, שיאושר מראש ובכתב על ידי המשכירה (אשר לא תהא רשאית לסרב אלא מטעמים סבירים שיופרטו בכתב), ובדרך של הסכם בניה פאושלי, במסגרתו תרוכז מלוא הבניה, "עד מפתח" בידי הקבלן האמור. הסכם הבניה עם הקבלן יועבר להתייחסות, הערות ואישור המשכירה, מראש ובכתב.

13.2.5. הבניה תבוצע במלואה, על ידי השוכרת, על אחריותה ועל חשבונה, לרבות נשיאה בכל העלויות הישירות והעקיפות הכלולות בבניה, ובכלל זה (אך מבלי לגרוע מכלליות האמור), עלויות התכנון, רישוי, בניה, מימון ופיקוח.

13.2.6. כל האמור להלן בס"ק זה יהיה תנאי לתחילת הבניה: **(1)** הסדרת נושא ביטוח העבודות בין יועצי הביטוח של המשכירה ושל השוכרת; **(2)** כתנאי לתחילת העבודות וטרם תחילתן יחתמו הצדדים על תוספת להסכם שכירות זה אשר תסדיר את נושא הבנייה והאחריות בגינה, וכן את תנאי השכירות של השטח החדש שייבנה, שכירות אשר תחל עם גמר הבניה. אלא אם יוסכם אחרת בין הצדדים, על השטח שייבנה יחולו תנאי שכירות זהים לתנאי הסכם זה, בשינויים המחוייבים, למעט תקופת השכירות אשר תהיה תסתיים באותו מועד בו תסתיים תקופת השכירות על פי הסכם זה, ודמי שכירות (כולל הפרשי הצמדה למדד, וכן כולל עדכון המחיר מדי שנה כאמור לעיל), האמורים לגבי המושכר. עם זאת, מדמי השכירות הראשונים שעל השוכרת לשלם עבור השטח החדש שייבנה יקוזזו מלוא עלויות הבניה (לרבות תכנון, רישוי, מימון, ביצוע וכל הכרוך בכך) ששולמו על ידי השוכרת הקשורים עם בניית השטח החדש.

13.3. מבלי לגרוע מהאמור לעיל, אם וכאשר השוכרת תערוך ו/או תבצע במושכר התאמות בניגוד להוראות הסכם זה, אזי תוקנה למשכירה הזכות והברירה, בכל עת למן ביצוע ההתאמות ועד סיום השכירות, לדרוש את הסרתן והחזרת המושכר למצבו הפיזי כפי שהיה לפני ביצוע ההתאמות. היה והמשכירה לא תידרוש הסרת ההתאמות, יהפכו אלו לקניין המשכירה ללא כל תמורה, ולשוכרת לא תהא כל תביעה ו/או דרישה כנגד המשכירה בגין ההתאמות ו/או בגין השקעתה בהם.

13.4. במשך כל הזמנים בהם תבצע השוכרת התאמות ו/או שיפוץ ו/או תיקונים במושכר על פי הסכם זה, תהיה למשכירה ו/או מי מטעמה זכות כניסה חופשית למושכר ושהייה בלתי מופרעת בו, לשם פיקוח על העבודות.

14. **<u>פינוי המושכר</u>**

14.1. השוכרת מתחייבת, עם תום תקופת השכירות או עם ביטולו של הסכם זה כדין מכל סיבה שהיא, לפנות את המושכר ולמסור את החזקה בו לידי המשכירה, כשהמושכר פנוי מכל אדם וחפץ השייכים לשוכרת, נקי ומסודר, למעט בלאי סביר, וחפשי מכל זכות חזקה, שכירות ו/או אחרת של צדדים שלישיים, כשהוא כולל את כל ההתאמות, שיפוץ, שיפור, תוספת, שינוי ו/או מתקן המחובר למושכר באופן קבוע, והכל בכפוף להוראות סעיפים 14.7 ו-14.8 להלן.

למען הסר ספק, מובהר כי כל חפץ ו/או ציוד ו/או אביזרים ו/או מלאי המהווים מיטלטלין אשר אינם בגדר רכוש המשכירה על פי הסכם זה ואשר נותרו במושכר לאחר פינויו על ידי השוכרת, יחשבו לרכוש המשכירה עם הפינוי והשוכרת מוותרת על כל טענה ו/או דרישה ו/או תביעה בגינם. מבלי לגרוע מן האמור, ככל שלפי דרישת המשכירה לא תפנה השוכרת את הטובין ה"נל מן המושכר והמקרקעין בתוך 14 ימים מתום השכירות, תהיה המשכירה רשאית, בנוסף לזכויותיה כאמור לעיל, לפנותם בעצמה, לפי שיקול דעתה הבלעדי, על חשבון השוכרת, והשוכרת תשפה את המשכירה מיד עם דרישה ראשונה בגין כל הוצאה שתוציא המשכירה בקשר עם האמור.

14.2. לפחות 30 ימים לפני תום תקופת השכירות (או התקופה הנוספת ככל שתהיה), תיערך בדיקה של המושכר על ידי נציג המשכירה ו/או נציג חברת הניהול (אם תהיה) בנוכחות נציג השוכרת. במעמד זה, תיערך רשימת תיקונים שהשוכרת תהיה חייבת בהם על פי הוראות הסכם זה, לרבות תיקוני נזקים וקלקולים, הקשורים בהחזרת המושכר לקדמותו ביחס לעבודות אשר באחריות השוכרת לבצע כמפורט בסעיף 14.6 להלן.

14.3. לא תוקנו התיקונים ה"נל על ידי השוכרת, עד תום 14 ימים מתום תקופת השכירות, תהא המשכירה רשאית לתקן את המושכר על חשבון השוכרת והשוכרת תשלם למשכירה, עם דרישתה הראשונה של המשכירה וכנגד הצגת אסמכתאות, את מחיר התיקונים וכן על העלויות הקשורות לכך.

14.4. השוכרת מתחייבת כי אם לא תפנה את המושכר עם סיום תקופת השכירות במועד כאמור לעיל, היא תשלם למשכירה, בגין התקופה שבין המועד הקבוע בהסכם זה לפינוי המושכר לבין מועד פינויו בפועל, דמי שימוש ראויים בשיעור דמי השכירות שהיו מגיעים מהשוכרת למשכירה בגין החודש שקדם למועד הקבוע לפינוי המושכר כשהם מוכפלים בשניים (2), או חלק יחסי מהם בגין תקופה קצרה מחודש, וזאת ללא הוכחות נזק. השוכרת מצהירה כי סכום זה נקבע כפיצוי מוסכם בין הצדדים תוך שיקול דעת ומראש, כאומדן זהיר וסביר של הנזק שייגרם למשכירה

עקב אי פינוי המושכר במועדו וזאת מבלי לגרוע מכל זכות ו/או סעד אחר העומד לרשות המשכירה על פי ההסכם או על פי כל דין.

14.5. למען הסר ספק, מצהירה השוכרת ומתחייבת, כי תשלום ו/או קבלת דמי שימוש ראויים ושאר תשלומים כאמור בסעיף זה לעיל, אין בהם כדי ליצור בין הצדדים יחסי שכירות לגבי כל תקופה שלאחר מועד פינוי המושכר.

14.6. להסרת ספקות, השוכרת תהא מחויבת, ביחס להתאמות שבוצעו על ידי הדייר הקיים, לבצע טרם פינוי המושכר על ידה, את ההתאמות המפורטות להלן: **(1)** פירוק המחיצות הפנימיות שנבנו על ידי הדייר הקיים ופינויין מהמושכר; **(2)** פירוק הריצוף שהותקן על ידי הדייר הקיים בחזרה לבטון כפי שהיה טרם הריצוף, ופינוי הריצוף מהמושכר; **(3)** חזיתות המושכר: השבת שני הפתחים בחזית המערבית של המושכר שהיו סגורים בדלת נגללת לגודל בו היו בעבר (כפי שהמצב במועד חתימת הסכם זה בחזית המזרחית), והגדלת שורת החלונות בחזית המערבית, כפי שקיים במועד חתימת הסכם זה בחזית המזרחית של המושכר. כל זאת בתנאי שלפחות 6 שבועות טרם מועד סיום השכירות תמציא המשכירה לשוכרת היתר בנייה כדין ביחס לשינוי החזיתות כאמור. ככל והמשכירה לא תמציא לשוכרת עד למועד הנקוב לעיל היתר בנייה כאמור, תהא השוכרת פטורה משינוי החזיתות כאמור (להלן יחד: "**עבודות ההשבה לקדמות**"). מוסכם כי עד ל-6 שבועות לפני תום תקופת השכירות תהא המשכירה רשאית להודיע לשוכרת כי היא פטורה מביצוע עבודות ההשבה לקדמות, ובלבד שהפטור מהביצוע כאמור יתייחס לעבודות ההשבה לקדמות בכללותן. ואולם, מוסכם כי אם השוכרת תממש את התקופה הנוספת (הראשונה) באופן בו השכירות תסתיים לאחר תחילת התקופה הנוספת (הראשונה), ככל שהאופציה לשכירות המושכר בתקופה הנוספת מומשה כדין, אזי התחייבויות השוכרת לגבי ביצוע עבודות ההשבה לקדמות לא תחול, והשוכרת לא תהא מחויבת לבצען ו/או לפרק רכיבים כלשהם שבוצעו על ידי הדייר הקיים.

14.7. למרות האמור לעיל, לגבי מחוברים של קבע שהותקנו על ידי השוכרת, מוסכם כי **(1)** בתום השכירות תפרק השוכרת לפי דרישת המשכירה (ככל שהמשכירה תדרוש זאת), מחוברים של קבע שהותקנו על ידה, כאשר המשכירה תהא רשאית לדרוש זאת רק ביחס למחוברים שבוצעו על ידי השוכרת העלולים באופן בלתי סביר להגביל או להפריע לשימוש עתידי במושכר; **(2)** אם השכירות תסתיים לאחר תחילת התקופה הנוספת (הראשונה), ככל שהאופציה לשכירות המושכר בתקופה הנוספת (הראשונה) מומשה כדין, לא תהא השוכרת מחויבת לפירוק מחוברים של קבע כאמור (וכן לא תהא מחויבת בביצוע עבודות ההשבה לקדמות), גם אם דרשה זאת המשכירה, והשוכרת תוכל להחליט להותיר מחוברים אלו במושכר (גם אם הם עלולים באופן בלתי סביר להגביל או להפריע לשימוש עתידי במושכר, כאמור לעיל).

14.8. עוד מוסכם כי עם סיום השכירות השוכרת תהיה רשאית לפרק אך ורק מחוברים שהם ציוד ייעודי וייחודי למפעל השוכרת (לרבות ציוד כאמור שרכשה מהדייר הקיים, ולרבות מערכת מיזוג ומים אותן תתקין במושכר לשימושה, אם תתקין). במקרה בו מחוברים ו/או ציוד זה לא יפונו משטח המושכר בתוך 6 שבועות ממועד פינוי המושכר על ידי השוכרת, יהיו מחוברים אלו וציוד זה שייכים למשכירה, אשר תהא רשאית לעשות בהם כרצונה. המשכירה מתחייבת לאפשר לשוכרת גישה למושכר במהלך אותם 6 שבועות על מנת לפנות את המחוברים והציוד. למעט האמור לעיל, לשוכרת לא תהיה זכות לפרק מחוברים למושכר ו/או מערכות של המושכר (מים, חשמל, מיזוג אוויר) ו/או אביזרים, שאינם ציוד ייעודי למפעל השוכרת, שהתקינה במושכר, ובכפוף לאמור בהסכם זה לעיל. פירקה השוכרת ציוד שהוא ייעודי וייחודי למפעלה (לרבות ציוד כאמור שרכשה מהדייר הקיים, ולרבות מערכת מיזוג ומים אותן תתקין במושכר לשימושה, אם תתקין) - תותיר את המושכר במצב תקין לאחר הפירוק.

15. **<u>אחריות ושיפוי</u>**

15.1. המשכירה ו/או חברת הניהול (ככל שתהיה) וכל מי שבא ו/או פועל מטעמן לא ישאו בכל אחריות שהיא ו/או בחבות כלשהיא לגבי נזקי גוף ו/או אובדן ו/או נזק רכוש מכל סוג שהוא שיגרם לשוכרת ו/או לעובדיה ו/או למי מטעמה, ו/או לצד ג' כלשהו לרבות ומבלי לפגוע בכלליות האמור, למועסקים, סוכנים, קבלנים, לקוחות, מבקרים וכל אדם אחר שימצא במושכר או בשטח אחר המוחזק על ידי השוכרת, אלא אם הנזק ארע כתוצאה ממעשה ו/או מחדל שלהן ו/או של מי מטעמן.

15.2. השוכרת תישא באחריות על פי דין לכל אבדן ו/או נזק שייגרמו למושכר ו/או למפעל השוכרת ו/או לציוד ומלאי השוכרת ו/או למתקני ומערכות המושכר ו/או השוכרת ו/או לכל המצוי במושכר, ו/או לכל אדם ו/או תאגיד לרבות לעובדיו ו/או למשכירה ו/או לחברת הניהול (אם

תהיה) ו/או למי מטעמם ו/או לציבור הלקוחות ו/או לקהל המבקרים במקרקעין ו/או לכל צד ג' אחר, אשר ינבעו מניהול עסקיה במושכר ו/או מהחזקה ו/או השימוש במושכר, ו/או מכל פעולה אחרת של השוכרת וכל הפועלים מטעמה.

16. **ביטוח**

16.1 ביטוחי המשכירה

המשכירה מתחייב להחזיק במשך כל תקופת ההסכם, את הביטוחים הבאים:

16.1.1 ביטוח "אש מורחב", המכסה על בסיס ערך כינון את המבנה בו מצוי המושכר (לרבות במפורש מבנה המושכר). הביטוח יכלול כיסוי לאובדן דמי שכירות /או דמי ניהול (אם קיימים) למשכירה עקב אובדן ו/או נזק למבנה עקב סיכוני "אש מורחב" (למעט פריצה), לתקופת שיפוי של 24 חודשים. הביטוח יכלול ויתור על זכות התחלוף כלפי השוכרת, ובלבד שהוויתור על זכות התחלוף כאמור לא יחול לטובת אדם שגרם לנזק בזדון.

למרות האמור, מוסכם כי המשכירה רשאית שלא לערוך את הביטוח כאמור, במלואו או בחלקו, ואולם הפטור כאמור בסעיף 16.3 להלן יחול כאילו נערך הביטוח כאמור במלואו.

השוכרת תשתתף בעלות מחצית הביטוח לסעיף זה.

16.1.2 ביטוח אחריות כלפי צד שלישי לכיסוי אחריות המשכירה על פי דין בגין פגיעה ו/או נזק שייגרמו לגופו ו/או לרכושו של כל אדם ו/או גוף כלשהו, בגבולות אחריות של 20,000,000 ₪ למקרה ובמצטבר לתקופת הביטוח. הביטוח יורחב לשפות את השוכרת בגין אחריותה למעשי ו/או מחדלי המשכירה, בכפוף לסעיף אחריות צולבת.

השוכרת תשתתף בעלות מחצית הביטוח לסעיף זה.

16.1.3 ביטוח אחריות מעבידים, לכיסוי חבות המשכירה על פי פקודת הנזיקין נ[וסח חדש] ו/או חוק האחריות למוצרים פגומים, התש"ם-1980 כלפי עובדיה בגין פגיעה גופנית ו/או מחלה שייגרמו להם תוך כדי ועקב עבודתם, בגבולות אחריות של 20,000,000 ₪ לתובע, למקרה ובמצטבר לתקופת ביטוח שנתית. הביטוח יורחב לשפות את השוכרת היה ותיחשב למעביד של מי מעובדי המשכירה.

ככל והמשכירה מצהירה כי היא אינה מעסיקה עובדים, היא לא תידרש לערך ביטוח חבות מעבידים כאמור בסעיף 16.1.3 זה.

16.2 ביטוחי השוכרת

16.2.1 השוכרת תבצע באחריותה ועל חשבונה את כל הביטוחים המפורטים באישור הביטוח המצ"ב כ**נספח 16.2** להסכם זה ("**אישור הביטוח**"), ובכל מקרה את הביטוחים הבאים:

16.2.1.2 ביטוח צד ג' לגבי נזקי גוף ו/או רכוש, בסכום פיצוי של 20 מיליון ₪ למקרה.

16.2.2 ביטוח תכולת המושכר. ככל שלא תעשה כן, יהווה הדבר ויתור על כל זכות תביעה ו/או דרישה מהמשכירה, לרבות אם הגורם לנזק ו/או האבדן שתיגרם לתכולה תהיה, עפ"י דין או הסכם זה, באחריות המשכירה.

16.2.3 כתנאי מוקדם לביצוע עבודות כלשהן במושכר (מבלי שתהיה בכך הסכמה מצד המשכירה לביצוע עבודות כלשהן במושכר) - ביטוח הקמה קבלנים "כל הסיכונים" (all risk) בגין העבודות, בסכום כיסוי מתאים שיאושר מראש על ידי המשכירה.

16.2.4 ביטוח אובדן רווחים, המכסה את חבות השוכרת לתשלום דמי השכירות עפ"י הסכם זה, במקרה של נזק כתוצאה מנזקי אש מורחב. ככל שפוליסת

הביטוח תאפשר תשלום של החלק באובדן הרווחים המיועד לדמי שכירות ישירות למשכירה, אזי הפוליסה תרכש בהתאם לתנאים אלה.

ייתכנות הוראה זו תבדק על ידי יועצי הביטח של שני הצדדים. ככל שהוראה זו בפוליסת הביטוח תהיה כרוכה בעלות נוספת של פרמיה לשוכרת, תהיה המשכירה זכאית להודיע כי היא מוכנה לשאת בעלות נוספת זו כתנאי להכללת ההוראה האמורה בסעיף זה בפוליסה.

16.2.2 השוכרת תישא במשך תקופת השכירות בכל ההוצאות ודמי הביטוח במלואם ובמועדם הדרושים לביטוחים כאמור.

16.2.3 פוליסות הביטוח הנזכרות לעיל תיערכנה אצל מבטח ישראלי.

16.2.4 לא ביטחה השוכרת את אחריותה בביטוחים כאמור, הרי שמבלי לגרוע מהתחייבויות השוכרת על פי הסכם זה ומבלי שהדבר יחשב לויתור או הסכמה מצד המשכירה על אילו מזכויותיה או מהתחייבויות השוכרת, תהיה המשכירה רשאית לבצע את הביטוחים ה"נל ובלבד שנתנה על כך לשוכרת הודעה מוקדמת ובכתב של שלושה ימים לפחות. במקרה זה, השוכרת תשפה את המשכירה בגין כל הוצאה שהוציאה בקשר עם ביטוחים כאמור.

16.2.5 השוכרת מתחייבת למלא אחר דרישות חברת הביטוח במלואם לרבות דרישות בטיחות בנוגע לכל הביטוחים שבסעיף זה.

16.3 הצדדים מתחייבים כי פוליסות הביטוח הנזכרות לעיל, תכלולנה בין היתר, ויתור על זכות שיבוב נגד הצדדים (תחלוף), מנהליהם, בעלי המניות שלהם ו/או מי מטעמם, למעט מי שגרם לנזק בזדון; כמו כן, הפוליסות אינן ניתנות לסיום מכל סיבה שהיא אלא לאחר שהומצאה הודעה בכתב בדואר רשום לצדדים בדבר סיום הפוליסות עם מועד סיום שאינו מוקדם מתום 30 ימים מיום ההודעה כאמור; סעיף בדבר "אחריות צולבת" אשר על פיו יחשב הביטוח כאילו נערך בנפרד עבור כל אחד ואחד מיחידי המבוטח.

16.4 כל ביטוחי הצדדים יהיו ראשוניים וקודמים ויכללו סעיף לפיו מוותרים המבטחים על כל טענה ו/או דרישה בדבר שיתוף הביטוחים (קוד סעיף 328).

16.5 כל חריג אם קיים בביטוחים לעניין רשלנות רבתי, יבוטל. זאת מבלי לגרוע מחובת הזהירות של הצדדים ו/או מזכויות המבטח על פי הפוליסה ו/או על פי דין.

16.6 הוראות נספח הביטוח והוראות סעיפי הביטוח משלימות זו את זו.

16.7 השוכרת מתחייבת כי לא תיכנס למושכר ולא תתפוס חזקה בו לפני שתמציא למשכירה אישור עריכת ביטוחים חתום על ידי חברת הביטוח.

17. <u>**בטוחות**</u>

.17.1 במועד חתימת הסכם זה, השוכרת תמסור למשכירה ערבות בנקאית אוטונומית, בלתי מותנית וצמודת מדד, בגובה *[AMOUNT REDACTED]*, בנוסח המצ"ב **<u>כנספח 17.1</u>** להסכם זה, ובנוסף, צ'ק של השוכרת על סך *[AMOUNT REDACTED]*)אשר יוחזק על ידי המשכירה ולא יופקד בחשבונה(. עד ליום 30.6.2024 תמציא השוכרת ותמסור למשכירה ערבות בנקאית נוספת, אוטונומית, בלתי מותנית וצמודת מדד, על סך *[AMOUNT REDACTED]* , אשר כנגד מסירתה יושב הצ'ק ה"נל לידי השוכרת. לא הומצאה הערבות הבנקאית ה"נל עד ליום 30.6.2024 יופקד וייפרע הצ'ק ה"נל, וסכומו כפי שנפרע לחשבון המשכירה יהווה פקדון חלף ערבות בנקאית. הערבויות הבנקאיות ה"נל ו/או הפקדון, ישמשו כבטוחה להבטחת כל התחייבויות השוכרת לפי הסכם זה)להלן יחד: "**הבטוחות**").

.17.2 השוכרת תגרום לכך שבמהלך כל תקופת השכירות ועד תום 3 חודשים לאחר תום תקופת השכירות תהיינה הבטוחות בתוקף. מובהר כי המשכירה תהא אחראית לפנות לבנק, לפחות 3 חודשים לפני מועד פקיעת תוקף הערבות הבנקאית, במטרה להאריך את תוקף הערבות הבנקאית. במקרה בו יימנע מהמשכירה להאריך את תוקף הערבות הבנקאית, שלא כתוצאה ממניעה שמקורה במשכירה (ומובהר כי במקרה בו תדרש השוכרת לבצע פעולה כלשהי על מנת לאפשר את הארכת תוקף הערבות הבנקאית – תפנה המשכירה לשוכרת על מנת שתבצע את

המוטל עליה באופן מידי ובהקדם האפשרי), תהא המשכירה רשאית לממש את הערבות הבנקאית ולהחזיק את סכומה אצלה, כבטוחה לקיום התחייבויות השוכרת לפי הסכם זה.

17.3. הבטוחות תוחזקנה על ידי המשכירה במהלך תקופת השכירות עד תום 3 חודשים ממועד סיום תקופת השכירות (אולם מבלי לגרוע מהוראות סעיף 17.4 להלן). מבלי לגרוע מאילו מזכויותיה על פי דין ו/או הסכם, המשכירה תהיה רשאית, על פי שיקול דעתה המוחלט והבלעדי, לממש את הבטוחות, כולן או חלקן, בכל מקרה של הפרה על ידי השוכרת, אשר לא תוקנה בתוך 14 ימים מיום קבלת דרישת המשכירה בכתב. מבלי לגרוע מהתחייבויות השוכרת, בכל מקרה של מימוש בטוחה מן הבטוחות (במלואה או כל חלק ממנה) תמציא השוכרת למשכירה בתוך 14 ימים מדרישת המשכירה ערבות בנקאית אוטונומית, צמודת מדד ובלתי מותנית חדשה, בגובה סכום הבטוחה שמומשה ובאותם תנאים של הערבות.

17.4. בתוך 3 חודשים ממועד סיום תקופת השכירות, לאחר שהמשכירה תיווכח כי השוכרת שילמה את כל התשלומים שחובת תשלומם חלה עליה על פי הוראות הסכם שכירות זה ותפנה את המושכר בהתאם להוראות הסכם זה, תשיב המשכירה לשוכרת את הבטוחות או את יתרתן, לפי המקרה.

17.5. כל ההוצאות הכרוכות בהוצאת הבטוחות לרבות עמלות וכל כיוצא בזה יחולו על השוכרת בלבד.

18. **<u>הפרות וסעדים</u>**

18.1. סעיפים 4, 6, 578, 9, 10, 11, 13, 14 ו-17, על כל סעיפי המשנה הכלולים בהם הינם תנאים יסודיים בהסכם והפרתם תהווה הפרה יסודית של ההסכם.

18.2. בוטל.

18.3. מבלי לגרוע מכל סעד אחר ובנוסף לכל זכות של המשכירה על פי הסכם זה ועל פי כל דין, יהיה כל צד להסכם זכאי לבטל את ההסכם, למרות כל הוראה בדבר תקופת השכירות ובמקרה של ביטול כאמור, השוכרת תהיה חייבת לפנות את המושכר לאלתר ולהחזיר את החזקה במושכר למשכירה ו/או מי מטעמה של המשכירה כאמור בהוראות הסכם זה, בכל אחד מהמקרים הבאים:

18.3.1. צד להסכם הפר את ההסכם הפרה יסודית ולא תיקנה בתוך 14 ימים מיום קבלת התראה בכתב.

18.3.2. צדלהסכם הפר את ההסכם או הוראה מהוראותיו שאינה הפרה יסודית ולא תיקן את ההפרה תוך 30 ימים ממועד התראה בכתב שניתנה על ידי הצד השני.

18.3.3. הוגשה בקשה לבית המשפט לפירוקו של צד להסכם, להכרזתו כפושט רגל, למנות לו נאמן, מפרק, מפרק זמני, קדם מפרק, כונס לחלק מהותי מנכסיו, לעיקול חלק מהותי מנכסיו וניתן צו לפי הבקשה או שהבקשה לא בוטלה או נדחתה בתוך 45 יום מיום הגשתה לבית המשפט.

18.4. למרות האמור לעיל, מוסכם כי אם השוכרת תיקלע לקשיים פיננסיים זמניים מכל סיבה שהיא, תהיה השוכרת רשאית, בכפוף למתן הודעה בכתב למשכירה, להפחתה זמנית, לתקופה של 6 חודשים ("**תקופת ההפחתה**"), בשיעור של 50% מדמי השכירות החודשיים (ותוסיף לשלם את הארנונה ושאר הוצאות המושכר במלואן). יתרת 50% מדמי השכירות שלא שולמו כאמור, ישולמו ב-6 תשלומים חודשיים שווים, עוקבים ורצופים שיחלו להימנות מיד בתום תקופת ההפחתה. הזכאות להטבה זו תהיה חד פעמית לאורך כל תקופת השכירות והתקופות הנוספות, והיא תחול רק בתקופה שלאחר תום 30 חודשים מתחילת תקופת השכירות.

19. **<u>הוראות שונות</u>**

19.1. ככל שבהתאם להסכמים שבין השוכרת והדייר הקיים, ישוב הדייר הקיים לשכור את חלק המושכר המושכר לו במועד חתימת הסכם זה (קומת הקרקע של המבנה) טרם מועד סיום תקופת השכירות, תהיה לשוכרת זכות, לפי שיקול דעתה הבלעדי, להוסיף לשכור את יתרת המושכר (במלואה בלבד), תמורת דמי שכירות חודשיים יחסיים, בגובה דמי השכירות הבסיסיים (בתוספת הצמדה למדד ובתוספת השנתית האמורה בסעיף 8.3 לעיל (ככל שרלבנטי),

ובתנאי הסכם שכירות שייחתם, ככל שייחתם, בין הצדדים, אולם דמי השכירות במקרה כזה יהיו בגובה דמי השכירות הבסיסיים הנקובים בהסכם זה, בהתאמה לשטח המושכר החדש, כאשר במקרה כזה תיחתם תוספת להסכם או הסכם משולש במסגרתו יוסדר כל הנוגע לחלוקת עלויות בין השוכרים, חלוקת השימוש בשטחים משותפים, חלוקת חניות, וכיו"ב. במקרה בו תבחר השוכרת לא להמשיך לשכור את יתרת המושכר, תשלם השוכרת למשכירה פיצוי חד-פעמי בסך השווה ל-427,500 שקלים חדשים (ללא הפרשי הצמדה), ובתוספת מע"מ כדין, אשר כנגד תשלומו יבוא הסכם זה לסיומו והשוכרת תהיה פטורה מכל חיוב להמשך השכירות לגבי המושכר כאמור.

19.2. ככל שלא מומשה האופציה להמשך שכירות בתקופה נוספת, תהיה למשכירה זכות בתקופת 10 החודשים שלפני תום תקופת השכירות או כל אחת מהתקופות הנוספות, לפי העניין, וכן במהלך תקופת ההפחתה, להיכנס למושכר בתכיפות סבירה ובתיאום מראש, על מנת להיערך למציאת שוכר חלופי. האמור לעיל הינו בנוסף לזכות המשכירה להיכנס למושכר בכל זמן סביר ובתיאום מראש, לשם בדיקת המושכר ולשם שמירת זכויותיה על פי הסכם זה. כל כניסה למושכר תעשה בהתאם לנהלי הכניסה של השוכרת, ובלבד שלא יהיה בנוהלים אלה כדי לפגוע בזכות הביקור כאמור.

20. <u>**סמכות שיפוט**</u>

לבתי המשפט המוסמכים בתל אביב תהיה סמכות השיפוט הבלעדית בכל הנובע מהסכם זה, ולא תהיה סמכות כאמור לכל בית משפט או ערכאה אחרת.

21. <u>**הוראות כלליות**</u>

21.1. הסכם זה מגבש את כל ההסכמות, ההבנות, ההתניות, ההצהרות, והכוונות שבין הצדדים ובא במקום כל מסמך ו/או טיוטה ו/או מצג ו/או הבטחה בין בכתב ובין בעל פה אשר נתנו במפורש או במשתמע על ידי מי מהצדדים למשנהו לפני חתימת הסכם זה בנוגע לכל דבר ועניין הקשור בהסכם זה.

21.2. עם חתימתו של הסכם זה המהווה את ההסכם השלם והמחייב בין הצדדים, בטלים ומבוטלים מזכר ההבנות וכן כל חוזה ו/או זיכרון דברים ו/או הסכמה ו/או הצהרה ו/או פרוספקט ו/או הבטחה ו/או פרסום ו/או טיוטות קודמות של הסכם זה אשר נעשו, אם נעשו, על ידי המשכירה או נציגיה או מי מטעמה והמשכירה לא תהא מחויבת בגין איזה מאלה.

21.3. כל התנהגות, ארכה, ויתור, הרשאה, קבלת כספים, שינוי או עריכת חוזה חדש לא יהיה בהם כדי להצביע על כל כוונה מצד כלשהו, לוותר ו/או לשנות מכל זכות מזכויותיהם על פי הסכם זה, ולא יהיה להם כל תוקף משפטי אלא אם הויתור או השינוי נעשו במפורש, בכתב ונחתמו בחתימת ידו של הצד המוותר או המשנה.

21.4. הימנעות משימוש בזכות כלשהי של צד להסכם על פי הסכם זה לא יהוו בשום מקרה כויתור עליה או כבסיס לטענת מניעות או שיהוי כלפיהן מצד הצד השני להסכם.

21.5. הסכמה מטעם צד מהצדדים לסטייה מתנאי הסכם זה במקרה מסוים לא תהווה תקדים ולא ילמדו ממנה גזירה שווה לכל מקרה אחר. לא השתמש צד בזכות הניתנת לו על פי הסכם זה במקרה מסוים אין לראות בכך ויתור על אותה זכות באותו מקרה ו/או במקרה אחר דומה או שאינו דומה ואין להסיק מכך מסקנות על ויתור כלשהו על זכות כלשהי של אותו צד. ויתור שנעשה בעניין אחד לא יהיה בו כדי ללמד גזירה שווה לעניין אחר.

21.6. לא יהיה תוקף לכל שינוי בתנאי הסכם זה אלא אם יעשה בכתב וייחתם על ידי שני הצדדים.

21.7. השוכרת לא תהיה רשאית לקזז מסכומים שבתשלומם היא חייבת למשכירה ו/או לחברת הניהול (אם תהיה) ו/או לכל צד ג' בקשר עם השכירות, זכויות או סכומים להם היא זכאית לטענתה מהמשכירה ו/או מחברת הניהול.

21.8. השוכרת לא תהיה רשאית לרשום הערת אזהרה מכוח זכויותיה על פי הסכם זה.

21.9. כל ההודעות על פי הסכם זה תהיינה בכתב בלבד. כתובות הצדדים לצורך הסכם זה הנן כמפורט ברישא לו עד אשר מי מהצדדים הודיע למשנהו על כתובת אחרת ויראו כל הודעה שנשלחה מצד אחד למשנהו לפי כתובתו כאמור כאילו הגיעה לתעודתה תוך 7 ימים ממועד מסירתה למשלוח

בדואר רשום, או ביום העסקים הראשון שלאחר שיגורה בדוא"ל או במועד קבלת מענה זרה (שאינו אוטומטי) מהנמען בדוא"ל, לפי המוקדם מבין 2 המועדים, ובמקרה של מסירה ביד, בעת המסירה בפועל.

ולראיה באו הצדדים על החתום:

<table>
<tr><td align="center">"Signed"</td><td align="center">"Signed"</td></tr>
<tr><td align="center">_____</td><td align="center">_____</td></tr>
<tr><td align="center">השוכרת</td><td align="center">המשכירה</td></tr>
<tr><td align="right">ע"י: _____</td><td align="right">ע"י: _____</td></tr>
</table>

נספחים 11.3

[PROPERTY INSPECTION REPORT REDACTED]

ספחנ 16.2

[CONFIRMATION OF INSURANCE REDACTED]

ספחנ 17.1

[FORM OF BANK GUARANTEE REDACTED]